REDCORP

NEWS RELEASE

May 19, 2004 News Release 04-08

Initial Drill Results and Tulsequah Program Update

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to provide an update on the 2004 work program at the Tulsequah Chief property. The Tulsequah Chief property is owned and operated by Redfern Resources Ltd. – the Company's wholly-owned subsidiary, and is located in northwestern British Columbia 100 kilometers south of the town of Atlin.

Drilling was initiated on April 12th with one rig and three holes have been completed to date. Assay results for two of these holes have been received and are presented in the table below. Underground development was started on April 22nd in order to establish a new drill station which will allow for targeting of the down-dip extension of the Tulsequah deposit. Approximately 80 meters of new tunneling has been completed to date, with another 89 meters remaining. The current schedule envisions a drill being moved into the new station on or about June 15th. Two additional drills were mobilized onto the property last week, and all three rigs are currently working on infill holes into the main deposit. The pace of the program will accelerate with the two additional rigs, and composited drill hole assays will be released as they become available. The data from this will be used for an updated resource estimate to be completed by AMEC E&C Services Ltd. later in the year.

Assay results have been received for the first two holes of the program, TCU04093 and 94. These holes are infill holes located along the eastern flank of the deposit. The holes pierce the deposit approximately 160 meters apart and are located to fill-in gaps between previous drill pierce points.

Hole #	Horizon	From (m)	To (m)	Length	Est. True Width	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
TCU04093	H	282.6	288.1	5.5	5.0	2.22	85.2	0.66	0.92	6.86
	AB2	295.3	297.5	2.2	2.0	2.72	75.3	2.22	1.65	14.91
TCU04094	H-AB2	365.6	378.0	12.4	7.5	2.19	75.2	1.43	1.84	9.97

Further information on Redcorp and the Tulsequah Project, including a long-section showing the location of the holes, can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330 • Toll Free: 1-888-669-4775